October 17, 2011

VIA EDGAR & E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel L. Gordon

Re:	American Bar Association Members / Northern Trust Collective Trust Form 10-K for the year ended December 31, 2010, filed on March 18, 2011 File No. 033-50080

Ladies and Gentlemen:

On behalf of the American Bar Association Members / Northern Trust Collective Trust (the “Collective Trust”), we are writing with the Collective Trust’s responses to the comments contained in the staff’s letter to the Collective Trust dated September 19, 2011 (the “Comment Letter”). The Comment Letter was in response to our letter dated September 9, 2011, responding to the staff’s initial comment letter dated August 29, 2011 with respect to the Collective Trust’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the periods ended March 31, 2011 and June 30, 2011. The capitalized terms used herein without definition have the meanings assigned to such terms in the Form 10-K.

For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Collective Trust.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 – Description of the Collective Trust, pages F-148 – F-152

Staff Comment No. 1:

We have considered your response to comment two and note that you use the fair value method of accounting for the investments of the Funds. We believe rules 3-09(a) and 4-08(g) of Regulation S-X applies to investments accounted for at fair value. Please describe the information that you intend to provide and/or discuss what you believe is reasonably necessary to include in future filings to comply.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

October 17, 2011

Collective Trust’s Response No. 1:

The Collective Trust acknowledges the staff’s position that Rules 3-09(a) and 4-08(g) of Regulation S-X (“S-X”) are applicable by analogy to registrants that use the fair value method of accounting. The Collective Trust continues to believe, however, that such rules, by their terms, do not apply to the investments of the Funds offered by the Collective Trust, as more fully described below. Moreover, the Collective Trust believes that, were it to be determined that these rules do so apply by their terms, such application in the specific circumstances of such Funds would provide more information to investors in the Funds than is reasonably necessary and would not meaningfully enhance disclosures to such investors.

Rules 3-09(a) and 4-08(g) of Regulation S-X

S-X 3-09(a) requires a registrant to file separate annual financial statements for any “majority-owned subsidiary not consolidated by the registrant,” if certain conditions are satisfied. S-X 3-09(a) also requires such financial statements to be filed for any “50 percent-or-less-owned person accounted for by the equity method” for which either the investment or the income test set forth in S-X 1-02(w) exceeds 20% for any of the registrant’s fiscal years required to be presented in the filing. S-X 1-02(j) defines “50-percent-owned person,” in relation to a specified person, to mean “a person approximately 50 percent of whose outstanding voting shares is owned by the specified person either directly, or indirectly through one or more intermediaries.” S-X 1-02(z) defines “voting shares” to mean “the sum of all rights, other than as affected by events of default, to vote for election of directors and/or the sum of all interests in an unincorporated person.” Rule 405 under the 1933 Act and Section 3(a)(7) of the Securities of Exchange Act of 1934 (the “1934 Act”) define “director” as “any director of a corporation or any person performing similar functions with respect to any organization whether incorporated or unincorporated.”

S-X 4-08(g) requires summarized annual balance sheet and income statement information of such “subsidiaries not consolidated” or “50 percent-or-less-owned person accounted for by the equity method” if certain significance thresholds are met applying the investment, asset or income tests set forth in S-X 1-02(w). The significance thresholds for purposes of S-X 4-08(g) do not modify those set forth in S-X 1-02(w) (i.e., the 10% threshold is applied).

The Collective Trust understands that, since the issuance of S-X 3-09(a) and S-X 4-08(g), United States generally accepted accounting principles have been revised to require consolidation by a parent of all its subsidiaries. Accordingly, these rules are now relevant only to “50 percent-or-less-owned persons.” The Collective Trust also understands that it is the staff’s position that, notwithstanding the terms of such rules, the disclosure thresholds in S-X 3-09(a) and 4-08(g) should be applied “by analogy” by registrants that utilize the fair value method of accounting rather than the equity method as stipulated in the rules.

The Collective Trust also notes that if a registrant believes that applying the guidance in S-X 3-09(a) and 4-08(g) in the context of an investment accounted for under the fair value method results in a requirement to provide more information than is reasonably necessary to inform investors, the registrant may seek relief from the Office of the Chief Accountant of the Division of Corporation Finance.

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October 17, 2011

The ABA Retirement Funds Program and the Funds

The staff may find helpful a brief review of the circumstances in which the Collective Trust operates. As more fully described in Part I, Item 1 of the Form 10-K, the ABA Retirement Funds, an Illinois not-for-profit corporation (the “ABA RF”), sponsors the ABA Retirement Funds Program (the “Program”). The Program is a comprehensive retirement program that includes the Collective Trust, a bank-maintained collective investment trust fund exempt from registration under the Investment Company Act of 1940 pursuant to Section 3(c)(11) thereof. Under the Program, lawyers and law firms who are affiliated with the American Bar Association (the “ABA”) or various state and local bar associations may adopt and maintain tax-qualified retirement plans for their benefit and the benefit of their employees. The ABA RF was organized by the ABA in 1963 for the purpose of sponsoring the Program for the benefit of the legal profession. Since the inception of the Program, the ABA RF, as Program sponsor, has selected and monitored the Program’s vendors and their performance on behalf of the adopting employers. As of June 30, 2011, approximately 3,800 lawyers and law firms had adopted the Program for the benefit of more than 38,000 participants, and the Collective Trust held over $3.7 billion in assets.

The Collective Trust currently consists of a series of 20 bank-maintained collective trust sub-funds (i.e., the Funds). For reporting purposes, the Collective Trust is the registrant, not the individual Funds. Although the Funds are not registrants, interests in each of the Funds are considered separate securities. Therefore, the capital contributed to a particular Fund is invested separately from the capital of any other Fund, and separate financial statements for each Fund are provided. Accordingly, the Collective Trust understands that S-X 3-09(a) and 4-08(g) should be applied at the individual Fund level to determine if separate financial statements or summarized financial data of any investments made by a Fund must be provided.

Northern Trust Investments, Inc. (“NTI”), as trustee of the Collective Trust, exercises management and control over the Funds and the engagement and retention of investment advisers, either directly or by means of investment in collective investment vehicles, to assist in the management of the Funds. Pursuant to this authority, NTI has determined that all or substantially all of the assets of 15 Funds should be invested in low-cost collective trust funds maintained by State Street Bank and Trust Company (“State Street”), as trustee, under the exclusion from registration under the Investment Company Act of 1940 contained in Section 3(c)(11) thereof (the “SSgA funds”). The SSgA funds are regulated by the Massachusetts Division of Banks, the Federal Reserve Board and the Department of Labor and are required to have an annual audit conducted of their financial statements by independent auditors.

The 15 Funds that invest all or substantially all of their assets in SSgA funds are as follows:

•

six Index Funds, the investment objective of each of which is to replicate the performance of a specific securities index and each of which invests virtually all of its assets in a single SSgA fund designed to track the relevant index,

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October 17, 2011

•

five Retirement Date Funds, each of which is designed to correspond to a particular time horizon to retirement and each of which invests virtually all of its assets in a single SSgA fund with the same investment objective, and

•

three Target Risk Funds and the Real Asset Return Fund, each of which invests its assets in a variety of SSgA funds for which the collective performance of the underlying funds is intended to achieve the investment objective of such Fund.

More detailed information on the respective ranges of targeted allocations of the assets of each of these Funds to underlying SSgA funds is set forth in each Fund’s description in the Form 10-K.

The Collective Trust is in many ways a unique registrant. It publicly offers interests in the Funds, which are collective investment vehicles. However, the Collective Trust registers its securities on Form S-1 under the Securities Act of 1933 (the “1933 Act”), and then only to accommodate investors who do not qualify for the exemption provided by Rule 180 under the 1933 Act. The Collective Trust is not aware of any other registrant in a similar situation. Given its unusual circumstances, the Collective Trust has frequently been required to interpret and apply rules and regulations under the 1933 Act that generally are intended to apply to operating companies rather than collective investment vehicles.1 As a result, the Collective Trust has successfully sought no-action relief from the Commission on several prior occasions. In the most recent no-action position granted by the staff, ABA Retirement Funds Program, SEC No-Action Letter (avail. June 7, 2010), the Collective Trust outlined in detail its then-proposed investment program, including its intention to make or continue significant investments in the SSgA funds.

Application of S-X 3-09(a) and 4-08(g) to the Funds

The investments of the Funds in the respective SSgA funds do not fall within the definition of “50 percent-or-less-owned person” in S-X 3-09(a) and 4-08(g) because the Funds do not own “voting shares” in any such investment.2 The trust agreements governing the SSgA funds do not confer upon investors therein, including the Funds, any voting rights. Accordingly, the Funds have no vote in the election of directors or selection of any trustee or similar

[1]

The Collective Trust notes, for instance, that the Regulation S-K disclosure rules with respect to Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) have very little applicability to collective investment vehicles such as the Funds.

[2]

For a discussion of the definition of “voting shares”, see “Rules 3-09(a) and 4-08(g) of Regulation S-X” above. See, e.g., American Express Co. Capital Trust I, SEC No-Action Letter (avail. Mar. 5, 1999) (preferred securities in a statutory business trust should not be considered “voting shares”).

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governing person or entity or on any other matter.3 Further, with respect to the SSgA funds, it would be a violation by the trustee of the SSgA funds of its duties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), to permit any holder of an interest therein to exercise any influence over the SSgA funds.4 Accordingly, the SSgA funds do not and cannot fall within the definition of “50-percent-owned person,” and thus the Funds are not required to file their financial statements or otherwise comply with S-X 3-09(a) or 4-08(g).5 The reach of the 1933 Act’s rules is simply not so broad as to require the Collective Trust to so file such financial statements and thus become subject to the liability provisions of the 1933 Act and the 1934 Act with respect to the information contained therein in circumstances where the Collective Trust has no affiliation whatsoever with the issuer (other than as a completely passive investor).

We further point out that, as noted above, the staff recognizes that compliance with S-X 3-09(a) and 4-08(g) is appropriate only where it is “reasonably necessary” to inform investors about the financial condition of such registrants. For the reasons described below, the Collective Trust strongly believes that inclusion of investee financial statements in its filings is not reasonably necessary to investor understanding of the financial condition of the Funds. Indeed, the inclusion of such financial statements would overwhelm investors with voluminous financial information that would be of little use to them and would obscure the valuable information with which they are now provided. Additionally, such inclusion would needlessly increase the printing and mailing costs of the Funds (which are ultimately absorbed by investors).

Applying the requirements of S-X 3-09(a) and 4-08(g) to the Funds would result in the provision of far more information than is reasonably necessary to inform investors about the financial condition of the Funds. Inasmuch as the financial statements of each of the SSgA funds utilizes the fair value method of accounting, the financial condition of such underlying

[3]

With the exception of the SSgA funds in which the Retirement Date Funds and the Large Cap Index Equity Fund invest, the Funds’ level of ownership in interests of SSgA funds as of December 31, 2010 exceeded 1% of such interests in only two cases, and those two cases involve ownership of 4% and 10% of such interests. The Retirement Date Funds then owned significantly higher percentages of the outstanding interests in the SSgA funds in which they invest (ranging from 34% to 41%), and the Large Cap Index Equity Fund then owned 24% of the outstanding interests in the SSgA fund in which it invests. Certain of those SSgA funds, however, invest their assets in multiple additional SSgA funds to achieve desired allocation of assets among asset classes (as do certain other SSgA funds in which other Funds invest directly). Such percentages fluctuate frequently based on net asset value of the underlying fund, which is outside the Collective Trust’s control.

[4]

State Street, as trustee of the SSgA funds, is required by ERISA to manage the SSgA funds on behalf of all the investors in each such fund, and cannot favor any investor over another. In fact, pursuant to Section 6.01(a)(ii) of the Declaration of Trust creating the Collective Trust, all the terms and conditions of the SSgA funds are incorporated by reference into such Declaration of Trust, thereby making it subordinate to the terms of the SSgA fund documents. The Collective Trust thus has no ability to influence the management of the SSgA funds.

[5]

The Collective Trust believes that, were S-X 3-09(a) and 4-09(g) determined to be applicable to the Funds’ investments in SSgA funds, virtually all of the investments of these Funds in SSgA funds would meet or exceed the thresholds of the investment or income tests referred to S-X 3-09(a) and/or the investment, asset or income tests referred to in S-X 4-08(g). Thus, the Funds collectively would face the prospect of including as many as 16 additional sets of financial statements in their filings (or an even greater number if it were determined that the SSgA funds in which the Funds may indirectly be invested must be filed).

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October 17, 2011

funds is fully reflected indirectly in the financial statements of the Funds based on the fair values of the investments of such underlying funds. Further, the Collective Trust includes a description of the material attributes of the underlying investments of the SSgA funds in the description of the Funds in the Form 10-K. Accordingly, the Collective Trust does not believe that filing the financial statements of the SSgA funds would provide investors with any additional material information relevant to their investment decisions.

In lieu of filing investee financial statements, the Collective Trust has stated for the past six years in the Notes to the financial statements included its Form 10-K that the “underlying fund’s annual financial statements are available upon request.” The trustee of the Collective Trust has not, to the knowledge of NTI, ever received a request from any investor to be provided with such underlying financial statements. This approach of making investee financial statements available upon request is consistent with the FDIC Trust Examination Manual, 12 C.F.R. 9.18(b)(6)(iv), which provides that a bank administering a collective investment fund may either provide a copy of a fund’s financial statements to investors, or may “provide notice that a copy of the report is available upon request without charge.” Were S-X 3-09(a) and 4-08(g) determined to require the Funds to file investee financial statements, a highly anomalous situation would exist where an investee of a Fund, such as an SSgA fund, would be permitted to provide its financial statements to its investors only upon request, but such Fund would be required to file such financial statements publicly with each Form 10-K and thus to effect actual delivery of such financial statements to its investors.

Moreover, given that the Collective Trust does not have any control or influence over the SSgA funds, the investee financial statements may not necessarily be made available to the Collective Trust in a timely manner.6 Even if such financial statements were made available in a timely manner, the Collective Trust would have no assurance of being able to obtain the consent of such investees, or their independent auditing firms, to the inclusion of such financial statements in the filings made by the Collective Trust. Expenses of the Collective Trust would increase due to the significant efforts that would be involved in the preparation and printing of a much more voluminous disclosure document, including the added cost of tagging and filing the additional financial statements. Such additional costs would be borne by the Funds’ investors, even though such investors have not, to the knowledge of NTI, indicated any desire to receive such financial statements.

Conclusion

S-X 3-09(a) and 4-08(g) are not applicable to the Funds because the Funds do not own “voting shares” in any SSgA fund. Further, the application of S-X 3-09(a) and 4-08(g) to the Funds is not “reasonably necessary” to inform investors about the financial condition of the Funds. The Collective Trust believes that the objective of providing clear and understandable information to investors would not be served by including a voluminous amount of additional

[6]

It is not certain that State Street, as trustee of the SSgA funds, would grant the Program permission to file such investee financial statements. We also note that many of the bank-maintained collective investment trust funds in which the Funds invest do not even release their audited financial statements until up to 120 days after their fiscal year-end, whereas the Collective Trust must file its Form 10-K within 90 days after its fiscal year-end.

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financial information in its filings, and that its long-standing approach of offering financial statements of significant investees to investors supplementally upon request balances the interests of investors with the expense and unwieldiness that would be associated with filing, printing and distributing such additional financial statements.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2011 AND JUNE 30, 2011

Schedule of Investments

Staff Comment No. 2

We have considered your response to comment three and believe inclusion of a Schedule of Investments for each quarter end would be appropriate. Please revise in future filings.

Collective Trust Response No. 2:

The Collective Trust will revise its future filings to include a Schedule of Investments for each Fund for each quarter end or year end, as applicable.

*        *        *         *

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October 17, 2011

Please do not hesitate to contact me at (312) 853-7324 if you have any questions or need any additional information. Should there be any residual issues with respect to the staff’s comment no. 1, we respectfully request the opportunity to meet with the staff to discuss this matter.

Very truly yours,

/s/ Andrew H. Shaw Andrew H. Shaw

/cz

Enclosures

cc:	Randal Rein, Principal Financial Officer, American Bar Association Members/Northern Trust Collective Trust